Exhibit 1

FOR IMMEDIATE RELEASE	26 August 2015

| 2015 Interim Results

■	Reported billings up 5.0% at £23.156 billion, up 5.0% in constant currency
■	Reported revenue up 6.8% at £5.839 billion in sterling, down 2.6% at $8.901 billion in dollars, up 19.9% at €7.990 billion in euros and up 14.6% in yen at ¥1.072 trillion
■	Constant currency revenue up 6.4%, like-for-like revenue up 4.9%
■	Constant currency net sales up 4.7%, like-for-like net sales up 2.3%
■	Reported net sales margin of 13.3%, up 0.3 margin points versus last year, up 0.4 margin points on a constant currency and like-for-like basis, well ahead of the full year margin target
■	Headline reported profit before interest and tax £669 million, up 7.6%, and up 7.9% in constant currency
■	Headline profit before tax £596 million up 12.1%, up 13.2% in constant currency
■	Profit before tax £710 million up 44.5%, up 45.6% in constant currency reflecting net exceptional gains
■	Reported profit after tax £601 million up 51.7%, up 51.8% in constant currency
■	Headline diluted earnings per share 33.5p up 14.7%, up 15.2% in constant currency
■	Reported diluted earnings per share 43.0p up 59.3%, up 58.8% in constant currency
■	Dividends per share 15.91p up 36.9%, a pay-out ratio of 47.5%, significantly higher than the traditionally lower first-half pay-out ratio and in line with achieving a 50% pay-out ratio in two years
■	Share buy-backs continue above target at £405 million in the first half, up from £390 million last year, equivalent to 2.0% of the issued share capital against 2.3% last year
■	Targeted dividend pay-out ratio of 50% likely to be achieved by the end of 2016
■	Return on equity for the 12 months to 30 June 2015 increased to 15.9% from 15.2% for the previous 12 month period
■	Including all associates and investments, revenue totals over $26 billion annually and people average over 190,000

Key figures

£ million	H1 2015	Δ reported[1]	Δ constant[2]	H1 2014
Billings	23,156	5.0%	5.0%	22,060
Revenue	5,839	6.8%	6.4%	5,469
Net sales	5,041	5.2%	4.7%	4,792
Headline EBITDA[3]	782	6.7%	6.7%	733
Headline PBIT[4]	669	7.6%	7.9%	622
Net sales margin[5]	13.3%	0.3[6]	0.4[6]	13.0%
Profit before tax	710	44.5%	45.6%	491
Profit after tax	601	51.7%	51.8%	396
Headline diluted EPS[7]	33.5p	14.7%	15.2%	29.2p
Diluted EPS[8]	43.0p	59.3%	58.8%	27.0p
Dividends per share	15.91p	36.9%	36.9%	11.62p

First-half and Q2 highlights

■	Reported billings increased by 5.0% to £23.156bn, also up 5.0% in constant currency
■

Reported revenue growth of 6.8%, with like-for-like growth of 4.9%, 1.5% growth from acquisitions and 0.4% from currency, reflecting the weakness of sterling against the dollar, partly offset by the strength of sterling, primarily against the euro

■	Reported net sales up 5.2% in sterling (down 4.0% in dollars, up 18.1% in euros and up 12.9% in yen), with like-for-like growth of 2.3%, 2.4% growth from acquisitions and 0.5% from currency
■

Constant currency revenue growth in all regions and business sectors, characterised by particularly strong growth geographically in North America, the United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, and functionally in advertising and media investment management and sub-sectors direct, digital and interactive and specialist communications

■

Like-for-like net sales growth of 2.3%, a slight reduction over the first quarter growth rate, with the gap compared to revenue growth less in the second quarter, as the scale of digital media purchases in media investment management and data investment management direct costs continued at a similar level to the first quarter

■

Reported headline EBITDA up 6.7%, with constant currency growth also 6.7%, delivered through strong like-for-like net sales growth and by margin improvement, with headline operating costs up 4.7%, rising less than revenue and net sales

■

Reported headline PBIT increased by 7.6%, and up 7.9% in constant currency with the reported net sales margin, a more accurate competitive comparator, increasing by 0.3 margin points, and by 0.4 margin points on a constant currency basis, well ahead of the Group’s full year target

■

Reported headline diluted EPS 33.5p, up 14.7%, and up 15.2% in constant currency. Dividends increased 36.9% to 15.91p, giving a pay-out ratio of 47.5% in the first half, compared with the traditionally lower first-half pay-out ratio of 40% last year and mid-way between the 45% pay-out ratio in 2014 and the target of 50% originally targeted to be reached over two to three years

1 Percentage change in reported sterling

2 Percentage change at constant currency rates

3 Headline earnings before interest, tax, depreciation and amortisation

4 Headline profit before interest and tax

5 Headline profit before interest and tax, as a percentage of net sales

6 Margin points

7 Diluted earnings per share based on headline earnings

8 Diluted earnings per share based on reported earnings

■

Average net debt increased by £261m (+9%) to £3.131 billion compared to last year, at 2015 constant rates, continuing to reflect significant incremental net acquisition spend and share repurchases of £468 million in the twelve months to 30 June 2015, compared with the previous twelve months, more than offsetting the improvements in working capital in the same period

■

Return on equity for the 12 month period to 30 June 2015 increased to 15.9% from 15.2% for the previous 12 month period. The return was also up on the 15.0% achieved in the calendar year 2014, from 14.4% in 2013. This compares to a weighted average cost of capital of over 6%, also after tax

■

Creative and effectiveness domination recognised yet again in 2015 with the award of the Cannes Lion to WPP for the most creative Holding Company for the fifth successive year since the award’s inception and another to Ogilvy & Mather Worldwide for the fourth consecutive year as the most creative agency network. Three WPP agency networks, Ogilvy & Mather Worldwide, Grey and Y&R finished amongst the top four networks at Cannes in 2015, in positions one, three and four respectively, an outstanding achievement. Grey New York and Ogilvy Sao Paulo were also voted the second and third most creative agencies in the world. For the fourth consecutive year, WPP was awarded the EFFIE as the most effective Holding Company

■	Continued strong performance in all net new business tables and in current tsunami of primarily media new business reviews
■	Accelerated growth strategy continues with revenue ratios for fast growth markets and new media raised from 35-40% to 40-45% over next five years. Quantitative revenue target of 50% already achieved

Current trading and outlook

■

July 2015 | Strong July like-for-like revenue growth of 5.0% and net sales growth, up 3.7% like-for-like, indicating a likely stronger third quarter, as budgeted and forecast. All regions and sectors (except data investment management) were positive, and showed a similar relative pattern to the first half, with advertising, media investment management, public relations and public affairs and specialist communications (including direct, digital and interactive) up strongly. Cumulative like-for-like revenue growth for the first seven months of 2015 is 4.9% and net sales growth 2.5%

■

FY 2015 quarter 2 revised forecast | Slight increase in like-for-like revenue growth from the quarter 1 revised forecast, as the scale of digital media purchases increased, with revenue and net sales growth similar at over 3% and a stronger second half, partly reflecting easier comparatives in the second half of 2014. Headline net sales operating margin target improvement, as previously, of 0.3 margin points in constant currency

■

Dual Focus in 2015 | 1. Stronger than competitor revenue and net sales growth due to leading position in both faster growing geographic markets and digital, premier parent company creative position, new business, horizontality and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue and net sales growth with headcount increases and improvement in staff costs to net sales ratio to enhance operating margins

■

Long-term targets | Above industry revenue and net sales growth due to geographically superior position in new markets and functional strength in new media, in data investment management, including data analytics and the application of new technology, creativity, effectiveness and horizontality; improvement in staff costs to net sales ratio of 0.2 or more depending on net sales growth; net sales operating margin expansion of 0.3 margin points or more; and headline diluted EPS growth of 10% to 15% p.a. from revenue and net sales growth, margin expansion, strategically targeted small and medium-sized acquisitions and share buy-backs

In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of Group results

Revenue

Revenue analysis

£ million	2015	Δ reported	Δ constant[9]	Δ LFL[10]	acquisitions	2014
First quarter	2,783	8.3%	7.4%	5.2%	2.2%	2,570
Second quarter	3,056	5.5%	5.5%	4.5%	1.0%	2,899
First half	5,839	6.8%	6.4%	4.9%	1.5%	5,469
Net sales analysis
£ million	2015	Δ reported	Δ constant	Δ LFL	acquisitions	2014
First quarter	2,419	6.0%	5.0%	2.5%	2.5%	2,283
Second quarter	2,622	4.5%	4.5%	2.1%	2.4%	2,509
First half	5,041	5.2%	4.7%	2.3%	2.4%	4,792

Reported billings were up 5.0% at £23.156 billion, and up 5.0% in constant currency. Estimated net new business billings of £1.301 billion ($2.082 billion) were won in the first half of the year, resulting in the Group performing strongly in all net new business tables, once again. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, media and digital assignments, the full benefit of which will be seen reflected in Group revenue later in 2015 and into 2016. The Group is actively engaged in the tsunami of mainly media investment management reviews, chiefly in the United States, totalling approximately $20 billion, which are on-going. The earlier results of these reviews have been good and further results will be announced towards the end of 2015 and into 2016.

This surge in attention to media investment management seems primarily to be procurement led and cost-driven, because of the relative size of media spending as a line item in the client P&L. It also reflects concern and uncertainty around the impact of changing screen-based media consumption habits, particularly amongst the younger age groups, like millennials and centennials, as we have seen with legacy print. In addition, weaknesses in the coverage of traditional media measurement systems, which, for example, exclude significant parts of out-of-home viewing and multi-screen viewing and in new media measurement systems, that set too low a standard or hurdle for video viewability, add to the confusion. Finally, there is some debate about lack of transparency in new media buying, which is perhaps unfair, given the openness of market pricing and the opacity of Double-click and Atlas page-ranking methods, for example, along with their high margins and some cases of anti-competitive bundling.

Reportable revenue was up 6.8% at £5.839 billion. Revenue on a constant currency basis was up 6.4% compared with last year, the difference to the reportable number reflecting the continuing weakness of the pound sterling against the US dollar, partly offset by the strength of sterling, primarily against the euro. As a number of our current competitors report in US dollars, in euros and in yen, appendices 2, 3 and 4 show WPP’s interim results in reportable US dollars, euros and yen respectively. This shows that US dollar reportable revenue was down 2.6% to $8.901 billion, which compares with the $7.275 billion of our closest current US-based competitor, euro

9 Percentage change at constant currency exchange rates

10 Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals reportable revenue was up 19.9% to €7.990 billion, which compares with €4.542 billion of our nearest current European-based competitor and yen reportable revenue was up 14.6% to ¥1.072 trillion, which compares with ¥40711 billion of our nearest current Japanese-based competitor.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenue was up 4.9% in the first half, with net sales up 2.3%, with the gap compared to revenue growth slightly less in the second quarter, as the scale of digital media purchases in media investment management and data investment management direct costs continued at a similar level to the first quarter. In the second quarter, like-for-like revenue was up 4.5%, lower than the first quarter’s 5.2%, giving 4.9% for the first half, with net sales also slightly lower at 2.1%, following 2.5% in the first quarter, giving 2.3% for the first half, against stronger comparatives of 8.7% and 4.1% for revenue and net sales respectively, in 2014. Despite tepid GDP growth, low or no inflation and consequent lack of pricing power, client data continues to reflect some increase in advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the relative strength of advertising spending in fast moving consumer goods, especially. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money. Although corporate balance sheets are much stronger than pre-Lehman and confidence is higher as a result, the Eurozone, Middle East, BRICs hard or soft landing (particularly now China) and US deficit uncertainties still demand caution. The over $7 trillion net cash lying virtually idle in those balance sheets, still seems destined to remain so, with companies, even after the recent upturn in merger activity, unwilling to attempt excessive acquisition risk (except perhaps in our own industry) or expand capacity, particularly in mature markets, despite the Eurozone showing some signs of life.

Operating profitability

Reported headline EBITDA was up 6.7% to £782 million, up 6.7% in constant currency. Reported headline operating profit was up 7.6% to £669 million from £622 million, up 7.9% in constant currency. As has been noted before, our profitability tends to be more skewed to the second half of the year compared with some of our competitors, for reasons which we still do not yet understand.

Reported headline net sales operating margins were up 0.3 margin points at 13.3%, up 0.4 margin points in constant currency, well ahead of the Group’s full year margin target of a 0.3 margin points improvement, on a constant currency basis. On a like-for-like basis, operating margins were also up more than target at 0.4 margin points.

Given the significance of data investment management revenue to the Group, with none of our direct parent company competitors significantly present in that sector, net sales remain a much more meaningful measure of competitive comparative top line and margin performance. Net sales is a more appropriate measure because data investment management revenue includes pass-through costs, principally for data collection, on which no margin is charged and with the growth of the internet, the process of data collection becomes more efficient. In addition, the Group’s media investment management sub-sector is increasingly buying digital media for its own account and, as a result, the subsequent billings to clients have to be accounted for as revenue, as well as billings. We know competitors do have significantly increasing barter, telesales, food broking and field marketing operations, where the same issue arises and which remain opaque and undisclosed. As a result, reporting practices should be standardised, although there is limited recognition of this to date. Thus, revenue and revenue growth rates will increase, although net

[11]	Based on final quarter of the year to 31 March 2015 and first quarter of the current year sales and net sales growth will remain unaffected and the latter will present a clearer picture of underlying performance. Because of these two significant factors, the Group, whilst continuing to report revenue and revenue growth, will focus even more on net sales and the net sales operating margin, in the future. In the first half, as noted above, the reportable headline net sales margin was up 0.3 margin points and up an even stronger 0.4 margin points in constant currency and like-for-like.

On a reported basis, net sales operating margins, before all incentives12, were 15.5%, up 0.2 margin points, compared with 15.3% last year. The Group’s staff costs to net sales ratio, including incentives, fell by 1.1 margin points to 65.5% compared with 66.6% in the first half of 2014. On a constant currency basis, net sales margins, before all incentives, were also 15.5%, 0.1 margin points higher than the first half of 2014, and the staff costs to net sales ratio, including incentives, was down 1.1 margin points to 65.5% compared with 66.6% in the first half of 2014. This reflected better staff costs to net sales ratio management, through better control of the growth of staff numbers and salary and related costs, as compared to net sales, than in the first half of 2014.

Operating costs

In the first half of 2015, headline operating costs13 increased by 4.7% and were up by 4.1% in constant currency, compared with reported net sales up 5.2% and constant currency net sales growth of 4.7%. Reported staff costs, excluding all incentives, were down 1.0 margin point at 63.3% of net sales and down 0.9 margin points in constant currency. Incentive costs amounted to £111.6 million or 14.8% of headline operating profits before incentives and income from associates, compared to £113.0 million last year, or 16.0%, a decrease of £1.4 million or 1.2%. Target incentive funding is set at 15% of operating profit before bonus and taxes, maximum at 20% and in some instances super-maximum at 25%. Variable staff costs were 6.3% of revenue and 7.3% of net sales, at the higher end of historical ranges and, again, reflecting good staff cost management and continued flexibility in the cost structure.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 123,203 in the first half of the year, compared to 125,266 in the same period last year, a decrease of 1.6%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2015 was 125,970, down 2.1% compared to 128,697 at 30 June 2014. This reflected, partly, the transfer of 1,445 staff to IBM in the first half of 2015, as part of the strategic partnership agreement and IT transformation programme. Since 1 January 2015, on a like-for-like basis, the number of people in the Group has decreased by 1.5% or 1,854 at 30 June 2015 (including the 1,445 staff transferred to IBM), and also reflecting the continued caution by the Group’s operating companies in hiring and the usual seasonality of a relatively smaller absolute first half in comparison to the second half. On the same basis revenue increased 4.9%, with net sales up 2.3%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were £73.4 million compared to £90.4 million in the first half of 2014, a decrease of £17.0 million, or 19%, reflecting higher levels of average net debt, more than offset by lower funding costs and more efficient management of cash pooling. The weighted average debt maturity is now almost 10 years compared to 5 years in 2013, with a weighted average interest rate of 4.0% versus 5.6% two years ago.

[12]	Short and long-term incentives and the cost of share-based incentives
[13]

Excludes direct costs, goodwill impairment, amortisation and impairment of acquired intangibles, investment gains and write-downs, gains on re-measurement of equity interests on acquisition of controlling interest and restructuring costs

The headline tax rate remained constant at 20.0% (2014 20.0%), although we do anticipate the tax rate will rise slightly, due to recent changes in United Kingdom tax legislation. The tax rate on the reported profit before tax was 15.3% (2014 19.3%), largely because the tax charges on the net exceptional gains were minimal.

Earnings and dividend

Headline profit before tax was up 12.1% to £596 million from £532 million and up 13.2% in constant currency.

Reported profit before tax rose by 44.5% to £710 million from £491 million, or up 45.6% in constant currency, reflecting the Group’s improved operating performance, as well as net exceptional gains on the sale and revaluation of some of the Group’s associates and investments. Reported profits attributable to share owners rose by 55.2% to £566 million from £365 million. In constant currency, profits attributable to share owners rose by 55.0%.

Diluted headline earnings per share rose by 14.7% to 33.5p from 29.2p. In constant currency, diluted headline earnings per share rose by 15.2%. Diluted reported earnings per share rose by 59.3% to 43.0p from 27.0p and by 58.8% in constant currency.

As outlined in the June 2015 AGM statement, the achievement of the previous targeted pay-out ratio of 45% one year ahead of schedule, raised the question of whether the pay-out ratio target should be increased further. Following that review, your Board has decided to up the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and, as a result, declares an increase of almost 37% in the 2015 interim dividend to 15.91p per share, representing a pay-out ratio of 47.5% for the first half, against the traditionally lower first-half pay-out of 40% last year. This has the effect of evening out the pay-out ratio between the two half-year periods and consequently balancing out the dividend payments more themselves, although the pattern of profitability and hence dividend payments seems likely to remain one-third in the first half and two-thirds in the second half. The record date for the interim dividend is 9 October 2015, payable on 9 November 2015. Further details of WPP’s financial performance are provided in Appendices 1 to 4. It now seems likely that the newly targeted pay-out ratio of 50% will be achieved by the end of 2016, one year ahead of target.

Regional review

The pattern of revenue and net sales growth differed regionally. The tables below give details of revenue and net sales, revenue and net sales growth by region for the second quarter and first half of 2015, as well as the proportion of Group revenue and net sales and operating profit and operating margin by region;

Revenue analysis

£ million	Q2 2015	Δ reported	Δ constant[14]	Δ LFL[15]	% group	Q2 2014	% group
N. America	1,128	17.2%	7.6%	7.3%	36.9%	963	33.2%
United Kingdom	443	3.9%	3.9%	4.6%	14.5%	426	14.7%
W. Cont. Europe	596	-8.5%	3.1%	4.6%	19.5%	653	22.5%
AP, LA, AME, CEE[16]	889	3.7%	5.5%	1.1%	29.1%	857	29.6%
Total Group	3,056	5.5%	5.5%	4.5%	100.0%	2,899	100.0%

[14]	Percentage change at constant currency rates
[15]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[16]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

£ million	H1 2015	Δ reported	Δ constant	Δ LFL	% group	H1 2014	% group
N. America	2,164	15.3%	5.9%	5.9%	37.1%	1,878	34.4%
United Kingdom	860	9.7%	9.7%	6.3%	14.7%	784	14.3%
W. Cont. Europe	1,143	-8.1%	2.8%	3.7%	19.6%	1,244	22.7%
AP, LA, AME, CEE	1,672	6.9%	8.1%	3.6%	28.6%	1,563	28.6%
Total Group	5,839	6.8%	6.4%	4.9%	100.0%	5,469	100.0%

Net sales analysis
£ million	Q2 2015	Δ reported	Δ constant	Δ LFL	% group	Q2 2014	% group
N. America	962	13.1%	3.8%	3.5%	36.7%	851	33.9%
United Kingdom	373	7.0%	7.0%	2.2%	14.2%	349	13.9%
W. Cont. Europe	503	-8.4%	3.1%	2.0%	19.2%	548	21.9%
AP, LA, AME, CEE	784	3.0%	5.0%	0.7%	29.9%	761	30.3%
Total Group	2,622	4.5%	4.5%	2.1%	100.0%	2,509	100.0%

£ million	H1 2015	Δ reported	Δ constant	Δ LFL	% group	H1 2014	% group
N. America	1,877	11.9%	2.9%	2.8%	37.2%	1,678	35.0%
United Kingdom	723	8.7%	8.7%	2.8%	14.3%	665	13.9%
W. Cont. Europe	965	-8.3%	2.5%	1.2%	19.1%	1,052	22.0%
AP, LA, AME, CEE	1,476	5.7%	6.9%	2.2%	29.4%	1,397	29.1%
Total Group	5,041	5.2%	4.7%	2.3%	100.0%	4,792	100.0%

Operating profit analysis (Headline PBIT)
£ million	H1 2015	% margin	H1 2014	% margin
N. America	307	16.4%	250	14.9%
United Kingdom	92	12.7%	91	13.7%
W. Cont. Europe	103	10.7%	98	9.3%
AP, LA, AME, CEE	167	11.3%	183	13.1%
Total Group	669	13.3%	622	13.0%

North America like-for-like revenue increased 7.3% in the second quarter, up strongly compared with the first quarter growth of 4.4%, with significantly higher growth in the Group’s advertising, media investment management businesses in the USA and Canada and in healthcare communications and direct, digital and interactive businesses in the USA. Net sales followed a similar pattern, with like-for-like growth 3.5% in the second quarter compared with 2.1% in the first quarter. Parts of the Group’s data investment management, public relations and public affairs and branding & identity businesses were tougher.

United Kingdom like-for-like revenue was up 4.6%, slower than the first quarter growth of 8.1%, as the Group’s media investment management businesses grew less strongly, although still double digit, together with parts of the Group’s public relations and public affairs businesses, which were slower. Data investment management, however, performed better than the first quarter. Net sales overall showed a similar pattern to revenue, up 2.2% like-for-like in the second quarter, compared with 3.6% in the first quarter, but was more difficult as data investment management net sales slowed.

Western Continental Europe, which remains patchy from a macro-economic point of view, showed improved revenue growth in the second quarter, up 4.6% like-for-like, compared with 2.7% in the first quarter. Germany, Italy, Spain, Sweden, the Netherlands and Switzerland

remained bright spots, with strong growth, as they were in the first quarter, but Greece, reflecting its political and economic volte-face, saw a sharp decline. Austria, Belgium, France and Turkey performed less well. Net sales also improved over the first quarter, with like-for-like growth of 2.0%, compared with 0.3% in the first quarter, following a similar pattern to the growth in revenue.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, both revenue and net sales growth slipped back in the second quarter, with like-for-like growth of 1.1% and 0.7%, compared with 6.8% and 4.0% respectively in the first quarter. Latin America, Africa and the Middle East showed improved performance compared with the first quarter, but South East Asia, Australia and Central & Eastern Europe (particularly Russia, Poland and the Czech Republic) slowed. In South East Asia, Greater China and Singapore were tougher, but India and some of the Next 1117 grew strongly. Net sales growth in the BRICs18 slowed in the second quarter, as China and Russia, in particular, came under pressure.

As mentioned above, in Central & Eastern Europe, like-for-like net sales were very tough in the second quarter, slipping into negative territory, compared with growth in the first quarter, reflecting difficult conditions in Russia and Poland and the Czech Republic.

Primarily reflecting both the usually lower first-half seasonal pattern and sterling’s relative strength, only 29.4% of the Group’s net sales came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, slightly up on the same period last year, and up almost one percentage point compared with the first quarter. This is against the Group’s revised strengthened strategic objective of 40-45% over the next five years.

Business sector review

The pattern of revenue and net sales growth also varied by communications services sector and operating brand. The tables below give details of revenue and net sales, revenue and net sales growth by communications services sector, as well as the proportion of Group revenue and net sales for the second quarter and first half of 2015 and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	Q2 2015	Δ reported	Δ constant	Δ LFL	% group	Q2 2014	% group
AMIM[19]	1,402	7.8%	8.1%	7.9%	45.9%	1,302	44.9%
Data Inv. Mgt.[20]	616	0.8%	3.5%	-1.4%	20.1%	611	21.1%
PR & PA21	235	5.5%	2.6%	1.6%	7.7%	223	7.7%
BI, HC & SC22	803	5.3%	3.6%	4.5%	26.3%	763	26.3%
Total Group	3,056	5.5%	5.5%	4.5%	100.0%	2,899	100.0%

£ million	H1 2015	Δ reported	Δ constant	Δ LFL	% group	H1 2014	% group
AMIM	2,638	10.4%	10.2%	9.2%	45.2%	2,391	43.7%
Data Inv. Mgt.	1,174	-0.3%	2.0%	-0.8%	20.1%	1,177	21.5%
PR & PA	459	5.4%	2.4%	1.2%	7.9%	435	8.0%
BI, HC & SC	1,568	7.0%	5.0%	3.4%	26.8%	1,466	26.8%
Total Group	5,839	6.8%	6.4%	4.9%	100.0%	5,469	100.0%

[17]	Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey - the Group has no operations in Iran (accounting for over $460 million revenue, including associates, in the first half)
[18]	Brazil, Russia, India and China (accounting for almost $1.3 billion revenue, including associates, in the first half)
[19]	Advertising, Media Investment Management
[20]	Data Investment Management
[21]	Public Relations & Public Affairs
[22]	Branding and Identity, Healthcare and Specialist Communications

Net sales analysis

£ million	Q2 2015	Δ reported	Δ constant	Δ LFL	% group	Q2 2014	% group
AMIM	1,160	3.6%	4.4%	2.7%	44.3%	1,120	44.6%
Data Inv. Mgt.	450	2.9%	5.5%	-1.0%	17.1%	436	17.4%
PR & PA	231	4.9%	2.1%	1.9%	8.8%	221	8.8%
BI, HC & SC	781	6.7%	4.8%	3.2%	29.8%	732	29.2%
Total Group	2,622	4.5%	4.5%	2.1%	100.0%	2,509	100.0%

£ million	H1 2015	Δ reported	Δ constant	Δ LFL	% group	H1 2014	% group
AMIM	2,221	4.9%	5.0%	3.2%	44.1%	2,118	44.2%
Data Inv. Mgt.	857	1.7%	3.6%	0.1%	17.0%	843	17.6%
PR & PA	450	4.6%	1.8%	1.6%	8.9%	430	9.0%
BI, HC & SC	1,513	8.0%	5.8%	2.4%	30.0%	1,401	29.2%
Total Group	5,041	5.2%	4.7%	2.3%	100.0%	4,792	100.0%

Operating profit analysis (Headline PBIT)
£ million	H1 2015	% margin	H1 2014	% margin
AMIM	330	14.9%	312	14.7%
Data Inv. Mgt.	101	11.7%	88	10.5%
PR & PA	66	14.7%	65	15.0%
BI, HC & SC	172	11.4%	157	11.2%
Total Group	669	13.3%	622	13.0%

Advertising and Media Investment Management

As in the first quarter, advertising and media investment management remains the strongest performing sector. Like-for-like revenue grew by 7.9% in the second quarter, slower than the 10.7% seen in the first quarter, with some softening in media investment management in the UK, the Middle East, Australia, Greater China, India and Singapore, partly offset by improved performance in North America, South Korea, Indonesia, Thailand and Malaysia. Like-for-like net sales grew 2.7% in the second quarter, compared with 3.8% in the first quarter. The rate of growth in the Group’s advertising businesses improved slightly in the second quarter, but most regions except the UK, Africa and Asia Pacific remain challenging.

The Group gained a total of £1.301 billion ($2.082 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £2.556 billion ($4.089 billion) in the same period last year. Of this, J. Walter Thompson Company, Ogilvy & Mather Worldwide, Y&R and Grey generated net new business billings of £553 million ($885 million). Also, out of the Group total, GroupM, the Group’s media investment management company (which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis), together with tenthavenue, generated net new business billings of £400 million ($640 million). This strong net new business performance continues to ensure strong rankings in all net new business tables.

On a reportable basis and constant currency, net sales margins continued to improve, up 0.2 margin points to 14.9%.

Data Investment Management

On a constant currency basis, data investment management revenue grew 3.5% in the second quarter, compared with 0.3% in the first quarter, partly driven by the acquisition of a controlling interest in IBOPE in Latin America in the second quarter. Like-for-like revenue was down 1.4% in the second quarter, with net sales down 1.0% on the same basis, as both the custom and panel parts of the business came under pressure in the United States, the United Kingdom and Asia Pacific. Latin America grew strongly in the second quarter, with IBOPE having an impact on the top-line, together with Africa, which also showed good growth. Reportable net sales margins improved strongly by 1.2 margin points, up 1.6 margin points in constant currency, reflecting both good cost control and the benefit of the restructuring actions taken in 2014.

Public Relations and Public Affairs

In constant currency, public relations and public affairs net sales increased 2.1% in the second quarter, compared with 1.6% in the first quarter. Like-for-like net sales were up 1.9%, an improvement over the first quarter growth of 1.2%, with all regions, except the United Kingdom, showing growth, particularly in Asia Pacific, Latin America, Africa & the Middle East. Burson-Marsteller, Cohn & Wolfe and parts of the specialist public relations and public affairs businesses in the United States and Germany performed particularly well. Reportable net sales margins fell 0.3 margin points, (down 0.2 margin points in constant currency), although Cohn & Wolfe showed improved margins in the first half.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency net sales grew strongly at 4.8% in the second quarter, with like-for-like growth of 3.2%, a significant improvement over the first quarter net sales growth of 1.6%. The Group’s healthcare communications, specialist communications and direct, digital and interactive businesses grew strongly in the second quarter, with parts of the branding and identity businesses slower. Reportable net sales margins for this sector, as a whole, were up 0.2 margin points, up 0.3 margin points in constant currency, with direct, digital and interactive and healthcare margins up strongly, but with pressure in branding and identity. Like-for-like, digital revenue now accounts for almost 37% of Group revenue and grew by 5.5% in the first half with net sales up 4.2%.

Associates, Investments, People, Countries, Clients, Horizontality

Including 100% of associates and investments, the Group has annual revenue of over $26 billion and over 190,000 full-time people in over 3,000 offices in 112 countries, now including Cuba. The Group, therefore, has access to an unparalleled breadth and depth of marketing communications resources. It services 344 of the Fortune Global 500 companies, all 30 of the Dow Jones 30, 69 of the NASDAQ 100 and 745 national or multi-national clients in three or more disciplines. 478 clients are served in four disciplines and these clients account for almost 52% of Group revenue. This reflects the increasing opportunities for co-ordination between activities, both nationally and internationally. The Group also works with 385 clients in 6 or more countries. The Group estimates that well over a third of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. Horizontality, or making sure our people in different disciplines work together for the benefit of clients, is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In the first half of 2015, operating profit was £789 million, non-cash exceptional gains £232 million, depreciation, amortisation and impairment £180 million, non-cash share-based incentive charges £48 million, net interest paid £81 million, tax paid £165 million, capital expenditure £90 million and other net cash inflows £43 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £492 million.

This free cash flow was absorbed by £467 million in net cash acquisition payments and investments (of which £11 million was for earnout payments with the balance of £456 million for investments and new acquisitions payments) and £405 million in share re-purchases, a total outflow of £872 million. This resulted in a net cash outflow of £380 million, before any changes in working capital and also reflects our strategic objectives of investing approximately £300-£400 million annually in acquisitions and investments and share buy-backs of 2-3% of the issued share capital.

A summary of the Group’s unaudited cash flow statement and notes as at 30 June 2015 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 25 transactions in the first half; 6 acquisitions and investments were in new markets and 19 in quantitative and digital. Out of all these transactions, 3 were in both new markets and quantitative and digital and 3 were driven by individual client or agency needs.

Specifically, in the first six months of 2015, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, the United Kingdom, France, Germany, the Netherlands, Turkey, Singapore and New Zealand; in data investment management in the United States and Brazil; in branding & identity in the United States; in direct, digital and interactive in the United States, Sweden, South Africa, Peru and China; in healthcare in Australia.

A further 5 acquisitions and investments were made in July and August, with two in advertising and media investment management in Australia and Turkey; one in data investment management in the United States and Israel; one in public relations and public affairs in Germany; and one in direct, digital and interactive in Belgium.

Balance sheet highlights

Average net debt in the first six months of 2015 was £3.131 billion, compared to £2.870 billion in 2014, at 2015 exchange rates. This represents an increase of £261 million. Net debt at 30 June 2015 was £3.383 billion, compared to £2.957 billion on 30 June 2014, an increase of £426 million. The increased average and period end net debt figures reflect significant incremental net acquisition payments and share repurchases of £260 million, offsetting a relative improvement in working capital.

Your Board continues to examine the allocation of its EBITDA of over £1.9 billion or over $3.0 billion, for the preceding twelve months and substantial free cash flow of over £1.2 billion, or approximately $1.9 billion per annum, also for the previous twelve months, to enhance share owner value. The Group’s current market capitalisation of £17.7 billion ($27.8 billion) implies an EBITDA multiple of 9.0 times, on the basis of the trailing 12 months EBITDA to 30 June 2015. Including net debt at 30 June of £3.383 billion, the Group’s enterprise value to EBITDA multiple is 10.7 times. The average net debt to EBITDA ratio remains at 1.6x, at the low end of the Group’s target range of 1.5-2.0x. Clearly, there is scope for more leverage.

A summary of the Group’s unaudited balance sheet and notes as at 30 June 2015 is provided in Appendix 1.

Return of funds to share owners

As outlined in the June 2015 AGM statement, following the achievement of the previous targeted pay-out ratio of 45%, one year ahead of schedule, raised the question of whether the pay-out ratio target should be raised further. Following that review, your Board decided to increase the dividend pay-out ratio to a target of 50%, to be achieved by 2017, and, as a result, declares an increase of almost 37% in the 2015 interim dividend to 15.91p per share, representing a pay-out ratio of 47.5% for the first half, against the traditionally lower first-half pay-out ratio of 40% last year. Again, this seems to indicate that the newly targeted pay-out ratio of 50% will be achieved by the end of 2016, one year ahead of target.

During the first six months of 2015, 26.8 million shares, or 2.0% of the issued share capital, were purchased at a cost of £405 million and an average price of £15.13 per share.

Current trading

In July, like-for-like revenue and net sales were up strongly at 5.0% and 3.7% respectively, reflecting the stronger budgeted and forecast growth in the third quarter. All regions and sectors (except data investment management) were positive, and showed a similar pattern to the first half, with advertising, media investment management, public relations and public affairs and specialist communications (including direct, digital and interactive) up strongly. Cumulative like-for-like revenue and net sales growth for the first seven months of 2015 is now 4.9% and 2.5% respectively. The Group’s quarter 2 revised forecast, having been reviewed at the parent company level in the first half of August, indicates full year like-for-like net sales growth of over 3%, and a stronger second half, partly the result of easier comparatives in 2014.

Outlook

Parallel universes

After another record year in 2014, the Group’s performance in the first seven months of the new financial year has been particularly creditable, as worldwide GDP growth, both nominal and real, seems to have slowed in the second half of last year and into the new year. Pleasingly, bottom-line growth and operating margin improvement has been particularly strong, beyond budget, target and last year. Revenue and net sales growth was also better than the final quarter of 2014, with all geographies and sectors (except data investment management) growing revenue and net sales on both a constant currency and like-for-like basis. Like-for-like revenue and net sales were up 4.9% and 2.3% respectively in the first six months and up 4.9% and 2.5% for the first seven, compared with 8.4% and 4.0% in the same seven month period last year, with quarters one and two being the strongest quarters in 2014 and with net sales growth of 2.1% in the fourth quarter. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenue – positive or negative. On a constant currency basis, operating profit is above budget and well ahead of last year and the increase in the net sales margin is well above the Group’s full year target of a 0.3 margin points improvement.

Despite this strong performance, the apparent general industry optimism seems misplaced. To survive in the advertising and marketing services sector, you have to remain positive, indeed optimistic, seeing the glass half-full and industry and company reports generally continue, understandably, to reflect that attitude. However, general client behaviour does not reflect that state of mind as tepid GDP growth, low or no inflation and consequent lack of pricing power encourage a focus on cutting costs to reach profit targets, rather than revenue growth. In addition, there seem to be little, if any, reasons for an upside breakout from the current levels of real or nominal GDP growth, which, previously, remained stuck around 3% and 5% respectively and below the pre-Lehman trend rate, which by definition was unsustainable. In fact, in recent months, whilst real GDP forecasts have remained steady, nominal forecasts have deteriorated significantly to around 3.5%, although the same pundits expect inflation to increase next year. In this respect, oil price reductions, the Iranian nuclear “armistice” and the international currency wars have not been helpful black or grey swans. The faster growth markets of the BRICs and Next 11, located in Asia, Latin America, Africa & the Middle East and Central & Eastern Europe continue to grow faster than the slower markets of North America and Western Europe, although the growth gap has narrowed significantly as Brazil, Russia and China have slowed and the United States and United Kingdom and, even Western Continental Europe, have quickened.

Geopolitical issues remain top of business leaders’ concerns. The continuing crisis in the Ukraine and consequent bilateral sanctions, continued tensions in the Middle East and North Africa and the continuing risk, despite the negotiated agreement, of a “Grexit”, or even a “Brexit” from the European Community top the agenda. Lower oil prices and first time quantitative easing in Europe and continued easing in Japan may seem to bottom or underpin the recovery and a continued, but somewhat patchy, United States recovery and United Kingdom and Indian strength may help confidence. But concerns about China, aggravated by the recent RMB devaluation and stock market decline, and Brazil remain, although we remain unabashed bulls of both. Countries and opportunities like Indonesia, the Philippines, Vietnam, Egypt, Nigeria, Mexico, Colombia and Peru add to confidence (and maybe even Cuba and Iran will), along with a mild recovery in Western Continental Europe, chiefly in Germany, Spain and Italy. France remains soft, although there are some small signs of improvement. But there are other “grey swans”, chiefly two, although one has now whitened. First, what impact will the much anticipated Federal Reserve tightening have on bond and equity markets? Although interest rates are likely to remain lower, longer than many anticipate, due to mediocre growth rates, when the tightening comes, as it inevitably will, it may have a dramatic impact on bond and equity valuations, as recent gyrations in the markets indicate. Will the RMB weakness, for example, blow the Federal Reserve Bank off course from a 2015 tightening? Secondly, the somewhat surprising result of the United Kingdom General Election (at least to the pollsters), with the Conservatives winning an overall majority, has resulted in an uncertainty-stimulating European Union referendum. In addition, the reduction of the still remaining, substantial, United Kingdom budget deficit, is being re-addressed in the context of a new fixed five year political cycle.

So all in all, whilst clients are certainly more confident than they were in September 2008 post-Lehman, with stronger balance sheets (over $7 trillion in net cash and limited leverage), sub-trend long-term global GDP growth at around 3.0-3.5% real and 5.0-5.5% nominal, combined with these levels of geopolitical uncertainty, with low inflation or fears of deflation resulting in limited pricing power, with short-term focused activist investors and strengthened corporate governance scrutiny, make them unwilling to take further risks.

They, therefore, focus on costs, rather than revenue growth. If you are trying to run a legacy business, at one end of the spectrum you have the disrupters like Uber and Airbnb and at the other end you have the cost-focused models like 3G in fast moving consumer goods and Valeant and Endo in pharmaceuticals, whilst in the middle, towering above you, you have the activists led by such as Nelson Peltz, Bill Ackman and Dan Loeb, stressing short-term performance. Not surprising then, that corporate leaders tend to be risk averse. Procurement and finance take the lead over marketing and investment and suppliers are encouraged to play the additional roles of banks and/or insurance companies. At best, clients focus on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment, not a cost. We see little reason, if any, for this pattern of behaviour to change in 2015, with continued caution being the watchword. There is certainly no evidence to suggest any such change in behaviour so far in 2015, although one or two institutional investors, including Legal & General and the United Kingdom Government, are saying that they are tiring with some companies’ total focus on short-term cost cutting and would favour strategies based more on the long-term and top line growth and the end to quarterly reporting.

The pattern for 2015 looks very similar to 2014, but with no maxi- or mini-quadrennial events like the Olympics, FIFA World Cup or United States Presidential Election (as there will be in 2016) to boost marketing investments. Forecasts of worldwide real GDP growth still hover around 3.0- 3.5%, with recently reduced inflation estimates of 0.5% giving nominal GDP growth of around 3.5-4.0% for 2015. Advertising as a proportion of GDP should at least remain constant overall. Although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, it should be buoyed by incremental branding investments in the under-branded faster growing markets.

Although consumers and corporates both seem to be increasingly cautious and risk averse, the latter should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly as equity valuations have been, at least until recently, strong. The recent, potentially record, spike in merger and acquisition activity may be driven more by companies running out of cost-reduction opportunities, rather than trying to find revenue growth opportunities or synergies.

All in all, 2015 looks to be another demanding year, although a weaker UK pound against a stronger US dollar may continue to provide some modest currency tailwind, which may be now more than offset by a stronger pound against the euro and the fast growth market currencies.

2016, however, may provide a little further lift to the industry, of say one percentage point more of growth, given its maxi-quadrennial status – enlivened by the visually-stunning Rio Olympics and Paralympics, by the less visually-stunning United States Presidential Election and, last but not least, the UEFA EURO 2016 Football Championships.

Financial guidance

For 2015, reflecting the first half net sales growth and quarter 2 revised forecast:

■	Like-for-like revenue and net sales growth of over 3.0%
■	Target operating margin to net sales improvement of 0.3 margin points on a constant currency basis in line with full year margin target

In 2015, our prime focus will remain on growing revenue and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of technology, creativity, effectiveness and horizontality. At the same time, we will concentrate on meeting our operating margin objectives by managing absolute levels of costs and increasing our flexibility in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2014 continue to be realised. The initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (including incentives, freelance and consultants) remain close to historical highs of around 7% of revenue and net sales and continue to position the Group extremely well should current market conditions deteriorate.

The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. We have, in addition, decided that an even more significant proportion, one-third, of operating company incentive pools are funded and allocated on the basis of Group-wide performance in 2015. This may be increased to one-half in 2016. Horizontality has been accelerated through the appointment of 45 global client leaders for our major clients, accounting for approaching one third of total revenue of almost $19 billion and 17 country and regional managers in a growing number of test markets and sub-regions, amounting to about half of the 112 countries in which we operate. Emphasis has been laid on knowledge-sharing in the areas of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media, sport and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. For example, the Group has been very successful in the recent wave of consolidation in the fast-moving consumer goods, travel, pharmaceutical and shopper marketing industries and the resulting “team” pitches. Whilst talent and creativity (in its broadest sense) remain the key potential differentiators between us and our competitors, increasingly differentiation can also be achieved in three additional ways – through application of technology, for example, Xaxis and AppNexus; through integration of data investment management, for example, Kantar, Rentrak and comScore; and lastly investment in content, for example, Imagina, Vice, Refinery 29, Truffle Pig, Media Rights Capital, Fullscreen, Indigenous Media, China Media Capital, Chime and Bruin.

Our business remains geographically and functionally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue and net sales growth greater than the industry average

■	Improvement in net sales margin of 0.3 margin points or more, excluding the impact of currency, depending on net sales growth and staff cost to net sales ratio improvement of 0.2 margin points or more

■	Annual headline diluted EPS growth of 10% to 15% p.a. delivered through revenue growth, margin expansion, acquisitions and share buy-backs

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Interim results for the six months ended 30 June 2015	18

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2015

£ million	Notes	Six months ended 30 June 2015	Six months ended 30 June 2014	+/(-)%	Constant Currency[1] +/(-)%	Year ended 31 December 2014
Billings		23,156.4	22,060.1	5.0	5.0	46,186.3

Revenue	6	5,839.4	5,468.7	6.8	6.4	11,528.9
Direct costs		(798.7)	(677.0)	(18.0)	(18.4)	(1,464.1)
Net sales	6	5,040.7	4,791.7	5.2	4.7	10,064.8
Operating costs	4	(4,251.8)	(4,260.6)	0.2	0.7	(8,557.5)
Operating profit		788.9	531.1	48.5	48.2	1,507.3
Share of results of associates	4	16.0	28.7	(44.3)	(43.3)	61.9
Profit before interest and taxation		804.9	559.8	43.8	43.6	1,569.2
Finance income	5	38.1	43.0	(11.4)	(5.9)	94.7
Finance costs	5	(111.5)	(133.4)	16.4	17.7	(262.7)
Revaluation of financial instruments	5	(21.8)	21.7	-	-	50.7
Profit before taxation		709.7	491.1	44.5	45.6	1,451.9
Taxation	7	(108.6)	(94.9)	(14.4)	(18.8)	(300.4)
Profit for the period		601.1	396.2	51.7	51.8	1,151.5

Attributable to:
Equity holders of the parent		566.2	364.8	55.2	55.0	1,077.2
Non-controlling interests		34.9	31.4	(11.1)	(13.4)	74.3
		601.1	396.2	51.7	51.8	1,151.5

Headline PBIT	6,19	669.1	622.0	7.6	7.9	1,680.6
Net sales margin	6,19	13.3%	13.0%	0.3 [2]	0.4 [2]	16.7%
Headline PBT	19	595.7	531.6	12.1	13.2	1,512.6

Earnings per share
Basic earnings per ordinary share	9	43.7p	27.7p	57.8	57.9	82.4	p
Diluted earnings per ordinary share	9	43.0p	27.0p	59.3	58.8	80.5	p

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 Margin points.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2015

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Profit for the period	601.1	396.2	1,151.5
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(316.0)	(315.0)	(221.2)
(Loss)/gain on revaluation of available for sale investments	(2.1)	46.1	64.6
	(318.1)	(268.9)	(156.6)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss on defined benefit pension plans	-	-	(86.6)
Deferred tax on defined benefit pension plans	-	-	62.1
	-	-	(24.5)
Other comprehensive loss relating to the period	(318.1)	(268.9)	(181.1)
Total comprehensive income relating to the period	283.0	127.3	970.4

Attributable to:
Equity holders of the parent	257.0	104.6	893.0
Non-controlling interests	26.0	22.7	77.4
	283.0	127.3	970.4

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2015

£ million	Notes	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Net cash (outflow)/inflow from operating activities	10	(180.7)	(17.3)	1,703.7
Investing activities
Acquisitions and disposals	10	(459.3)	(219.7)	(489.1)
Purchase of property, plant and equipment		(73.1)	(80.1)	(177.9)
Purchase of other intangible assets (including capitalised computer software)		(17.0)	(15.3)	(36.5)
Proceeds on disposal of property, plant and equipment		11.2	1.1	5.9
Net cash outflow from investing activities		(538.2)	(314.0)	(697.6)
Financing activities
Share option proceeds		5.4	6.8	25.0
Cash consideration for non-controlling interests	10	(7.9)	(1.8)	(5.6)
Share repurchases and buybacks	10	(405.4)	(390.2)	(510.8)
Net increase/(decrease) in borrowings	10	141.1	(33.8)	465.2
Financing and share issue costs		(9.0)	(0.2)	(27.5)
Equity dividends paid		-	-	(460.0)
Dividends paid to non-controlling interests in subsidiary undertakings		(25.7)	(21.7)	(57.7)
Net cash outflow from financing activities		(301.5)	(440.9)	(571.4)
Net (decrease)/increase in cash and cash equivalents		(1,020.4)	(772.2)	434.7
Translation differences		(39.9)	(86.3)	(70.3)
Cash and cash equivalents at beginning of period		2,247.6	1,883.2	1,883.2
Cash and cash equivalents at end of period	10	1,187.3	1,024.7	2,247.6

Reconciliation of net cash flow to movement in net debt:
Net (decrease)/increase in cash and cash equivalents		(1,020.4)	(772.2)	434.7
Cash (inflow)/outflow from (increase)/decrease in debt financing		(132.1)	34.0	(437.7)
Other movements		(108.0)	5.7	23.8
Translation differences		153.2	15.7	(55.8)
Movement of net debt in the period		(1,107.3)	(716.8)	(35.0)
Net debt at beginning of period		(2,275.4)	(2,240.4)	(2,240.4)
Net debt at end of period	11	(3,382.7)	(2,957.2)	(2,275.4)

Unaudited condensed consolidated interim balance sheet as at 30 June 2015

£ million	Notes	30 June 2015	30 June 2014	31 December 2014
Non-current assets
Intangible assets:
Goodwill	12	10,057.3	9,465.7	9,979.4
Other	13	1,714.2	1,662.6	1,668.9
Property, plant and equipment		731.1	742.7	772.5
Interests in associates and joint ventures		694.3	755.0	759.9
Other investments		920.9	331.2	669.2
Deferred tax assets		248.3	109.7	239.7
Trade and other receivables	14	141.9	132.4	148.6
		14,508.0	13,199.3	14,238.2
Current assets
Inventory and work in progress		321.7	324.9	327.3
Corporate income tax recoverable		168.1	137.9	145.6
Trade and other receivables	14	9,985.0	9,322.6	9,530.0
Cash and short-term deposits		1,353.0	1,208.0	2,512.7
		11,827.8	10,993.4	12,515.6
Current liabilities
Trade and other payables	15	(11,359.8)	(10,493.3)	(11,784.0)
Corporate income tax payable		(38.3)	(55.7)	(158.6)
Bank overdrafts and loans		(518.7)	(952.5)	(653.2)
		(11,916.8)	(11,501.5)	(12,595.8)
Net current liabilities		(89.0)	(508.1)	(80.2)
Total assets less current liabilities		14,419.0	12,691.2	14,158.0

Non-current liabilities
Bonds and bank loans		(4,217.0)	(3,212.7)	(4,134.9)
Trade and other payables	16	(707.5)	(511.3)	(624.9)
Corporate income tax payable		(533.6)	(389.9)	(441.2)
Deferred tax liabilities		(696.8)	(643.8)	(667.6)
Provisions for post-employment benefits		(283.3)	(238.9)	(296.2)
Provisions for liabilities and charges		(173.2)	(147.5)	(166.4)
		(6,611.4)	(5,144.1)	(6,331.2)
Net assets		7,807.6	7,547.1	7,826.8
Equity
Called-up share capital	17	132.7	135.0	132.6
Share premium account		513.3	490.1	508.0
Shares to be issued		0.1	0.4	0.3
Other reserves		(226.0)	(47.3)	36.2
Own shares		(572.2)	(535.9)	(283.7)
Retained earnings		7,619.6	7,204.2	7,106.7
Equity share owners’ funds		7,467.5	7,246.5	7,500.1
Non-controlling interests		340.1	300.6	326.7
Total equity		7,807.6	7,547.1	7,826.8

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2015

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2015	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8
Ordinary shares issued	0.1	5.3	(0.2)	-	-	0.1	5.3	-	5.3
Treasury share additions	-	-	-	-	(345.7)	-	(345.7)	-	(345.7)
Treasury share allocations	-	-	-	-	3.1	(3.1)	-	-	-
Net profit for the period	-	-	-	-	-	566.2	566.2	34.9	601.1
Exchange adjustments on foreign currency net investments	-	-	-	(307.1)	-	-	(307.1)	(8.9)	(316.0)
Loss on revaluation of available for sale investments	-	-	-	(2.1)	-	-	(2.1)	-	(2.1)
Comprehensive (loss)/income	-	-	-	(309.2)	-	566.2	257.0	26.0	283.0
Dividends paid	-	-	-	-	-	-	-	(25.7)	(25.7)
Non-cash share-based incentive plans (including share options)	-	-	-	-	-	48.5	48.5	-	48.5
Tax adjustment on share-based payments	-	-	-	-	-	21.8	21.8	-	21.8
Net movement in own shares held by ESOP Trusts	-	-	-	-	54.1	(113.8)	(59.7)	-	(59.7)
Recognition/remeasurement of financial instruments	-	-	-	(33.0)	-	0.4	(32.6)	-	(32.6)
Share purchases - close period commitments	-	-	-	80.0	-	2.9	82.9	-	82.9
Acquisition of subsidiaries[1]	-	-	-	-	-	(10.1)	(10.1)	13.1	3.0
Balance at 30 June 2015	132.7	513.3	0.1	(226.0)	(572.2)	7,619.6	7,467.5	340.1	7,807.6

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2015 (continued)

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2014	134.9	483.4	0.5	317.3	(253.0)	6,903.7	7,586.8	259.7	7,846.5
Ordinary shares issued	0.1	6.7	(0.1)	-	-	0.1	6.8	-	6.8
Treasury share additions	-	-	-	-	(316.2)	-	(316.2)	-	(316.2)
Treasury share allocations	-	-	-	-	0.5	(0.5)	-	-	-
Net profit for the period	-	-	-	-	-	364.8	364.8	31.4	396.2
Exchange adjustments on foreign currency net investments	-	-	-	(306.3)	-	-	(306.3)	(8.7)	(315.0)
Gain on revaluation of available for sale investments	-	-	-	46.1	-	-	46.1	-	46.1
Comprehensive (loss)/ income	-	-	-	(260.2)	-	364.8	104.6	22.7	127.3
Dividends paid	-	-	-	-	-	-	-	(21.7)	(21.7)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	53.8	53.8	-	53.8
Tax adjustment on share-based payments	-	-	-	-	-	(6.1)	(6.1)	-	(6.1)
Net movement in own shares held by ESOP Trusts	-	-	-	-	32.8	(106.8)	(74.0)	-	(74.0)
Recognition/remeasurement of financial instruments	-	-	-	(28.4)	-	(4.0)	(32.4)	-	(32.4)
Share purchases – close period commitments	-	-	-	(76.0)	-	-	(76.0)	-	(76.0)
Acquisition of subsidiaries[1]	-	-	-	-	-	(0.8)	(0.8)	39.9	39.1
Balance at 30 June 2014	135.0	490.1	0.4	(47.3)	(535.9)	7,204.2	7,246.5	300.6	7,547.1
Ordinary shares issued	0.3	17.9	(0.1)	-	-	0.1	18.2	-	18.2
Treasury share additions	-	-	-	-	(96.3)	-	(96.3)	-	(96.3)
Treasury share allocations		-	-	-	0.1	(0.1)	-	-	-
Treasury share cancellations	(2.7)	-	-	2.7	332.5	(332.5)	-	-	-
Net profit for the period	-	-	-	-	-	712.4	712.4	42.9	755.3
Exchange adjustments on foreign currency net investments	-	-	-	82.0	-	-	82.0	11.8	93.8
Gain on revaluation of available for sale investments	-	-	-	18.5	-	-	18.5	-	18.5
Actuarial loss on defined benefit pension plans	-	-	-	-	-	(86.6)	(86.6)	-	(86.6)
Deferred tax on defined benefit pension plans	-	-	-	-	-	62.1	62.1	-	62.1
Comprehensive income	-	-	-	100.5	-	687.9	788.4	54.7	843.1
Dividends paid	-	-	-	-	-	(460.0)	(460.0)	(36.0)	(496.0)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	48.4	48.4	-	48.4
Tax adjustment on share-based payments	-	-	-	-	-	5.5	5.5	-	5.5
Net movement in own shares held by ESOP Trusts	-	-	-	-	15.9	(40.2)	(24.3)	-	(24.3)
Recognition/remeasurement of financial instruments	-	-	-	(15.7)	-	(0.1)	(15.8)	-	(15.8)
Share purchases – close period commitments	-	-	-	(4.0)	-	(3.9)	(7.9)	-	(7.9)
Acquisition of subsidiaries[1]	-	-	-	-	-	(2.6)	(2.6)	7.4	4.8
Balance at 31 December 2014	132.6	508.0	0.3	36.2	(283.7)	7,106.7	7,500.1	326.7	7,826.8

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 181 to 188 of the 2014 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period ended 30 June 2015.

The current basis of accounting for the parent company (WPP plc) is UK GAAP, which the Financial Reporting Council has announced is to change for reporting periods commencing on or after 1 January 2015. The Company has chosen FRS 101 Reduced Disclosure Framework as its basis of accounting going forward, and that will be adopted for reporting from 2015.

FRS 101 paragraph 5(a) requires the Company to give its share owners notice of the adoption of the new standard, and to proceed with the proposal provided that a share owner or share owners holding in aggregate 5% or more of the Company’s issued shares do not object to the proposal, which they may do in writing to the Company at its registered office by no later than 16 October 2015. The address of the registered office is Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2015 and 30 June 2014 do not constitute statutory accounts. The financial information for the year ended 31 December 2014 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2014 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 45.

The announcement of the interim results was approved by the board of directors on 26 August 2015.

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited condensed consolidated interim financial statements have been prepared on this basis. The 2015 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.5239 to the pound (period ended 30 June 2014: US$1.6689; year ended 31 December 2014: US$1.6475) and €1.3659 to the pound (period ended 30 June 2014: €1.2176; year ended 31 December 2014: €1.2410). The unaudited condensed consolidated interim balance sheet as at 30 June 2015 has been prepared using the exchange rates on that day of US$1.5725 to the pound (30 June 2014: US$1.7102; 31 December 2014: US$1.5581) and €1.4100 to the pound (30 June 2014: €1.2494; 31 December 2014: €1.2874).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited condensed consolidated interim income statement, is described in the glossary attached to this appendix.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Operating costs and share of results of associates

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Staff costs	3,303.2	3,192.2	6,440.5
Establishment costs	358.8	351.3	711.3
Other operating costs	589.8	717.1	1,405.7
Total operating costs	4,251.8	4,260.6	8,557.5

Staff costs include:
£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Wages and salaries	2,277.8	2,198.5	4,467.8
Cash-based incentive plans	63.1	59.2	210.7
Share-based incentive plans	48.5	53.8	102.2
Social security costs	302.3	296.8	567.8
Pension costs	81.5	76.2	148.9
Severance	15.9	27.5	37.4
Other staff costs	514.1	480.2	905.7
	3,303.2	3,192.2	6,440.5
Staff cost to net sales ratio	65.5%	66.6%	64.0%

Other operating costs include:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Amortisation and impairment of acquired intangible assets	66.7	74.0	147.5
Goodwill impairment	-	-	16.9
Gains on disposal of investments and subsidiaries	(91.9)	(17.1)	(186.3)
Gains on remeasurement of equity interest on acquisition of controlling interest	(140.2)	(5.9)	(9.2)
Investment write-downs	-	-	7.3
Restructuring costs	21.2	9.1	127.6

Gains on remeasurement of equity interest on acquisition of controlling interest in 2015 primarily comprise gains in relation to the acquisition of a majority stake in IBOPE in Latin America.

Gains on disposal of investments and subsidiaries in 2015 include £43.6 million of gains arising on the sale of certain Kantar internet measurement businesses to comScore Inc in consideration for newly issued equity in the buyer and £29.7 million of gains arising on the sale of the Group’s minority stake in eRewards.

Gains on disposal of investments and subsidiaries of £186.3 million in the year ended 31 December 2014 include £150.6 million of gains arising on the sale of the Xaxis for Publishers business to AppNexus Inc and the Kantar Media US television measurement business to Rentrak Inc. In both cases, consideration received was in the form of equity issued by the buyer.

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Operating costs and share of results of associates (continued)

In 2015, restructuring costs of £21.2 million (period ended 30 June 2014: £9.1 million) predominantly comprise costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure.

In the year ended 31 December 2014, restructuring costs of £127.6 million comprise £88.7 million of costs (including £67.4 million of severance costs) arising from a structural reassessment of certain of the Group’s operations, primarily in the mature markets of Western Europe; and £38.9 million of costs resulting from the project to transform and rationalise the Group’s IT services and infrastructure.

Share of results of associates include:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Share of profit before interest and taxation	39.2	44.7	101.8
Share of exceptional losses	(8.4)	(2.1)	(7.6)
Share of interest and non-controlling interests	(0.8)	(0.8)	(3.1)
Share of taxation	(14.0)	(13.1)	(29.2)
	16.0	28.7	61.9

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Income from available for sale investments	10.2	11.3	26.0
Interest income	27.9	31.7	68.7
	38.1	43.0	94.7

Finance costs include:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Net interest expense on pension plans	3.8	4.0	8.0
Interest on other long-term employee benefits	1.2	0.9	1.9
Interest payable and similar charges	106.5	128.5	252.8
	111.5	133.4	262.7

Revaluation of financial instruments include:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Movements in fair value of treasury instruments	(5.9)	19.7	31.3
Movements in fair value of other derivatives	15.9	-	15.0
Revaluation of put options over non-controlling interests	(5.8)	0.1	(8.8)
Revaluation of payments due to vendors (earnout agreements)	(26.0)	1.9	13.2
	(21.8)	21.7	50.7

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Revenue
Advertising and Media Investment Management	2,638.8	2,390.6	5,134.3
Data Investment Management	1,173.8	1,176.8	2,429.3
Public Relations & Public Affairs	458.7	435.4	891.9
Branding & Identity, Healthcare and Specialist Communications	1,568.1	1,465.9	3,073.4
	5,839.4	5,468.7	11,528.9
Net sales
Advertising and Media Investment Management	2,221.1	2,117.9	4,502.0
Data Investment Management	856.7	842.5	1,748.9
Public Relations & Public Affairs	450.3	430.3	880.4
Branding & Identity, Healthcare and Specialist Communications	1,512.6	1,401.0	2,933.5
	5,040.7	4,791.7	10,064.8
Headline PBIT[1]
Advertising and Media Investment Management	330.4	312.0	836.2
Data Investment Management	100.6	88.1	272.7
Public Relations & Public Affairs	66.0	64.7	139.2
Branding & Identity, Healthcare and Specialist Communications	172.1	157.2	432.5
	669.1	622.0	1,680.6
Net sales margin[2]
Advertising and Media Investment Management	14.9%	14.7%	18.6%
Data Investment Management	11.7%	10.5%	15.6%
Public Relations & Public Affairs	14.7%	15.0%	15.8%
Branding & Identity, Healthcare and Specialist Communications	11.4%	11.2%	14.7%
	13.3%	13.0%	16.7%
Total assets
Advertising and Media Investment Management	12,363.6	11,915.8	12,250.5
Data Investment Management	3,703.9	3,337.0	3,427.1
Public Relations & Public Affairs	1,709.8	1,654.9	1,744.7
Branding & Identity, Healthcare and Specialist Communications	6,789.1	5,829.4	6,433.5
Segment assets	24,566.4	22,737.1	23,855.8
Unallocated corporate assets[3]	1,769.4	1,455.6	2,898.0
	26,335.8	24,192.7	26,753.8

1 Headline PBIT is defined in note 19.

2 Net sales margin is defined in note 19.

3 Unallocated corporate assets are corporate income tax recoverable, deferred tax assets and cash and short term deposits.

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Revenue
North America[1]	2,164.6	1,878.1	3,899.9
United Kingdom	860.0	783.6	1,640.3
Western Continental Europe	1,143.2	1,243.9	2,568.8
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,671.6	1,563.1	3,419.9
	5,839.4	5,468.7	11,528.9
Net sales
North America[1]	1,877.2	1,677.7	3,471.7
United Kingdom	722.9	665.2	1,396.0
Western Continental Europe	964.8	1,052.4	2,142.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,475.8	1,396.4	3,054.5
	5,040.7	4,791.7	10,064.8
Headline PBIT[2]
North America[1]	307.5	250.5	621.8
United Kingdom	92.0	90.9	221.2
Western Continental Europe	102.8	97.8	277.2
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	166.8	182.8	560.4
	669.1	622.0	1,680.6
Net sales margin[3]
North America[1]	16.4%	14.9%	17.9%
United Kingdom	12.7%	13.7%	15.8%
Western Continental Europe	10.7%	9.3%	12.9%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	11.3%	13.1%	18.3%
	13.3%	13.0%	16.7%

1 North America includes the US with revenue of £2,048.3 million (period ended 30 June 2014: £1,766.9 million; year ended 31 December 2014: £3,664.9 million), net sales of £1,773.5 million (period ended 30 June 2014: £1,573.1 million; year ended 31 December 2014: £3,254.2 million) and headline PBIT of £295.0 million (period ended 30 June 2014: £237.5 million; year ended 31 December 2014: £588.2 million).

2 Headline PBIT is defined in note 19.

3 Net sales margin is defined in note 19.

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Taxation

The headline tax rate was 20.0% (30 June 2014: 20.0%; 31 December 2014: 20.0%). The tax rate on reported PBT was 15.3% (30 June 2014: 19.3%; 31 December 2014: 20.7%) largely because the tax charge on gains on remeasurement of equity interest on acquisition of controlling interest and on gains on disposal of investments and subsidiaries was minimal.

The tax charge comprises:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Corporation tax
Current year	119.3	98.5	373.5
Prior years	9.2	5.5	4.4
Charge relating to gains on disposal of investments and subsidiaries	0.8	-	21.4
Credit relating to restructuring costs	(6.4)	-	-
	122.9	104.0	399.3
Deferred tax
Current year	(6.1)	2.2	(69.7)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(6.6)	(11.3)	(23.2)
Charge/(credit) relating to restructuring costs	1.7	-	(14.1)
Gains on disposal of investments and subsidiaries	-	-	13.8
	(11.0)	(9.1)	(93.2)
Prior years	(3.3)	-	(5.7)
	(14.3)	(9.1)	(98.9)
Tax charge	108.6	94.9	300.4

The calculation of the headline tax rate is as follows:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Headline PBT[1]	595.7	531.6	1,512.6
Tax charge	108.6	94.9	300.4
Tax credit relating to restructuring costs	6.4	-	-
Tax charge relating to gains on disposal of investments and subsidiaries	(0.8)	-	(21.4)
Deferred tax (charge)/credit relating to restructuring costs	(1.7)	-	14.1
Deferred tax relating to gains on disposal of investments and subsidiaries	-	-	(13.8)
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	6.6	11.3	23.2
Headline tax charge	119.1	106.2	302.5
Headline tax rate	20.0%	20.0%	20.0%

1 Headline PBT is defined in note 19.

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Ordinary dividends

The Board has recommended an interim dividend of 15.91p (2014: 11.62p) per ordinary share. This is expected to be paid on 9 November 2015 to share owners on the register at 9 October 2015. The Board recommended a final dividend of 26.58p per ordinary share in respect of 2014. This was paid on 6 July 2015.

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2015		Six months ended 30 June 2014		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2014
Reported earnings[1] (£ million)	566.2		364.8				1,077.2
Headline earnings (£ million) (note 19)	441.7		394.0				1,135.8
Average shares used in basic EPS calculation (million)	1,294.6		1,318.7				1,307.4
Reported EPS	43.7	p	27.7	p	57.8	57.9	82.4	p
Headline EPS	34.1	p	29.9	p	14.0	14.6	86.9	p

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

	Six months ended 30 June 2015		Six months ended 30 June 2014		+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2014
Diluted reported earnings (£ million)	566.2		364.8				1,077.2
Diluted headline earnings (£ million)	441.7		394.0				1,135.8
Shares used in diluted EPS calculation (million)	1,317.1		1,349.2				1,337.5
Diluted reported EPS	43.0	p	27.0	p	59.3	58.8	80.5	p
Diluted headline EPS	33.5	p	29.2	p	14.7	15.2	84.9	p

Diluted EPS has been calculated based on the reported and headline earnings amounts above.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Average shares used in basic EPS calculation	1,294.6	1,318.7	1,307.4
Dilutive share options outstanding	3.2	5.4	4.8
Other potentially issuable shares	19.3	25.1	25.3
Shares used in diluted EPS calculation	1,317.1	1,349.2	1,337.5

At 30 June 2015 there were 1,326,557,359 ordinary shares in issue.

[1]	Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 20:

Net cash (outflow)/inflow from operating activities:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Profit for the period	601.1	396.2	1,151.5
Taxation	108.6	94.9	300.4
Revaluation of financial instruments	21.8	(21.7)	(50.7)
Finance costs	111.5	133.4	262.7
Finance income	(38.1)	(43.0)	(94.7)
Share of results of associates	(16.0)	(28.7)	(61.9)
Operating profit	788.9	531.1	1,507.3
Adjustments for:
Non-cash share-based incentive plans (including share options)	48.5	53.8	102.2
Depreciation of property, plant and equipment	97.5	95.8	197.3
Goodwill impairment	-	-	16.9
Amortisation and impairment of acquired intangible assets	66.7	74.0	147.5
Amortisation of other intangible assets	15.4	15.1	31.6
Investment write-downs	-	-	7.3
Gains on disposal of investments and subsidiaries	(91.9)	(17.1)	(186.3)
Gains on remeasurement of equity interest on acquisition of controlling interest	(140.2)	(5.9)	(9.2)
(Gains)/losses on sale of property, plant and equipment	(0.1)	0.2	(0.8)
Operating cash flow before movements in working capital and provisions	784.8	747.0	1,813.8
Movements in working capital and provisions[1]	(772.2)	(539.6)	295.0
Cash generated by operations	12.6	207.4	2,108.8
Corporation and overseas tax paid	(165.0)	(133.7)	(289.9)
Interest and similar charges paid	(110.0)	(155.2)	(249.1)
Interest received	28.6	30.4	69.8
Investment income	3.0	4.4	11.9
Dividends received from associates	50.1	29.4	52.2
	(180.7)	(17.3)	1,703.7

Acquisitions and disposals:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Initial cash consideration	(307.8)	(239.7)	(382.7)
Cash and cash equivalents acquired (net)	19.2	54.1	74.4
Earnout payments	(10.9)	(15.3)	(34.3)
Purchase of other investments (including associates)	(201.7)	(53.8)	(188.8)
Proceeds on disposal of investments	41.9	35.0	42.3
Acquisitions and disposals	(459.3)	(219.7)	(489.1)
Cash consideration for non-controlling interests	(7.9)	(1.8)	(5.6)
Net acquisition payments and investments	(467.2)	(221.5)	(494.7)

1 The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Purchase of own shares by ESOP Trusts	(59.7)	(74.0)	(98.3)
Shares purchased into treasury	(345.7)	(316.2)	(412.5)
	(405.4)	(390.2)	(510.8)

Net increase/(decrease) in borrowings:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Increase in drawings on bank loans	197.7	201.5	-
Repayment of €500 million bonds	(481.9)	-	-
Premium on exchange of €252 million bonds	(13.7)	-	-
Proceeds from issue of €600 million bonds	439.0	-	-
Repayment of $369 million bonds	-	(235.3)	(235.3)
Repayment of $600 million bonds	-	-	(333.7)
Repayment of $25 million TNS private placements	-	-	(14.6)
Proceeds from issue of €750 million bonds	-	-	588.7
Proceeds from issue of $750 million bonds	-	-	460.1
	141.1	(33.8)	465.2

Cash and cash equivalents:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Cash at bank and in hand	1,206.9	1,064.7	1,967.0
Short-term bank deposits	146.1	143.3	545.7
Overdrafts[1]	(165.7)	(183.3)	(265.1)
	1,187.3	1,024.7	2,247.6

11. Net debt

£ million	30 June 2015	30 June 2014	31 December 2014
Cash and short-term deposits	1,353.0	1,208.0	2,512.7
Bank overdrafts and loans due within one year	(518.7)	(952.5)	(653.2)
Bonds and bank loans due after one year	(4,217.0)	(3,212.7)	(4,134.9)
	(3,382.7)	(2,957.2)	(2,275.4)

1 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited condensed consolidated interim financial statements (continued)

11.	Net debt (continued)

The Group estimates that the fair value of corporate bonds is £4,611.9 million at 30 June 2015 (30 June 2014: £4,092.3 million; 31 December 2014: £4,944.8 million). The Group considers that the carrying amount of bank loans approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	30 June 2015	30 June 2014	31 December 2014
Within one year	(528.7)	(938.1)	(578.4)
Between one and two years	(550.0)	(750.1)	(748.4)
Between two and three years	(308.4)	(711.1)	(533.7)
Between three and four years	(129.2)	(89.4)	(125.7)
Between four and five years	(129.2)	(89.4)	(125.7)
Over five years	(4,682.5)	(2,832.6)	(4,192.3)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(6,328.0)	(5,410.7)	(6,304.2)
Short-term overdrafts – within one year	(165.7)	(183.3)	(265.1)
Future anticipated cash flows	(6,493.7)	(5,594.0)	(6,569.3)
Effect of discounting/financing rates	1,758.0	1,428.8	1,781.2
Debt financing	(4,735.7)	(4,165.2)	(4,788.1)
Cash and short-term deposits	1,353.0	1,208.0	2,512.7
Net debt	(3,382.7)	(2,957.2)	(2,275.4)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings increased by £77.9 million (30 June 2014: decreased by £7.1 million) in the period. This movement includes both goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of the effect of currency translation.

The contribution to revenue and operating profit of acquisitions completed in the period was not material. There were no material acquisitions completed during the period or between 30 June 2015 and the date the interim financial statements were approved.

Notes to the unaudited condensed consolidated interim financial statements (continued)

13.	Other intangible assets

The following are included in other intangibles:

£ million	30 June 2015	30 June 2014	31 December 2014
Brands with an indefinite useful life	937.4	933.4	969.3
Acquired intangibles	674.3	635.0	596.9
Other (including capitalised computer software)	102.5	94.2	102.7
	1,714.2	1,662.6	1,668.9

14. Trade and other receivables

Amounts falling due within one year:

£ million	30 June 2015	30 June 2014	31 December 2014
Trade receivables	6,109.2	5,897.9	6,337.6
VAT and sales taxes recoverable	122.3	122.1	116.0
Prepayments	369.5	297.1	222.1
Accrued income	2,805.2	2,482.4	2,401.5
Fair value of derivatives	1.2	10.7	11.4
Other debtors	577.6	512.4	441.4
	9,985.0	9,322.6	9,530.0
Amounts falling due after more than one year:
£ million	30 June 2015	30 June 2014	31 December 2014
Prepayments	1.7	3.6	1.9
Accrued income	11.8	35.2	7.0
Other debtors	98.6	63.9	97.8
Fair value of derivatives	29.8	29.7	41.9
	141.9	132.4	148.6

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited condensed consolidated interim financial statements (continued)

15.	Trade and other payables: amounts falling due within one year

£ million	30 June 2015	30 June 2014	31 December 2014
Trade payables	7,764.4	7,003.4	7,846.3
Deferred income	1,017.4	947.8	990.4
Payments due to vendors (earnout agreements)	102.8	57.5	67.1
Liabilities in respect of put option agreements with vendors	43.0	74.5	27.7
Fair value of derivatives	0.8	25.4	75.0
Share purchases - close period commitments	-	76.0	78.8
Other creditors and accruals	2,431.4	2,308.7	2,698.7
	11,359.8	10,493.3	11,784.0

The Group considers that the carrying amount of trade and other payables approximates their fair value.

16.	Trade and other payables: amounts falling due after more than one year

£ million	30 June 2015	30 June 2014	31 December 2014
Payments due to vendors (earnout agreements)	321.8	203.4	244.3
Liabilities in respect of put option agreements with vendors	163.8	90.9	157.2
Fair value of derivatives	3.2	1.9	2.1
Other creditors and accruals	218.7	215.1	221.3
	707.5	511.3	624.9

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

£ million	30 June 2015	30 June 2014	31 December 2014
Within one year	102.8	57.5	67.1
Between 1 and 2 years	87.3	46.4	67.4
Between 2 and 3 years	68.8	61.1	65.1
Between 3 and 4 years	63.6	45.5	34.6
Between 4 and 5 years	67.7	30.9	51.9
Over 5 years	34.4	19.5	25.3
	424.6	260.9	311.4

The Group’s approach to payments due to vendors is outlined in note 21.

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the period:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
At the beginning of the period	311.4	193.5	193.5
Earnouts paid	(10.9)	(15.3)	(34.3)
New acquisitions	92.7	61.9	136.0
Revision of estimates taken to goodwill	19.5	28.4	26.4
Revaluation of payments due to vendors (note 5)	26.0	(1.9)	(13.2)
Exchange adjustments	(14.1)	(5.7)	3.0
At the end of the period	424.6	260.9	311.4

The Group does not consider there to be any material contingent liabilities as at 30 June 2015.

17. Issued share capital – movement in the period

Number of equity ordinary shares (million)	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
At the beginning of the period	1,325.7	1,348.7	1,348.7
Exercise of share options	0.9	1.1	3.9
Treasury share cancellations	-	-	(26.9)
At the end of the period	1,326.6	1,349.8	1,325.7

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the six months ended 30 June 2015:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Profit before interest and taxation	804.9	559.8	1,569.2
Amortisation and impairment of acquired intangible assets	66.7	74.0	147.5
Goodwill impairment	-	-	16.9
Gains on disposal of investments and subsidiaries	(91.9)	(17.1)	(186.3)
Gains on remeasurement of equity interest on acquisition of controlling interest	(140.2)	(5.9)	(9.2)
Investment write-downs	-	-	7.3
Restructuring costs	21.2	9.1	127.6
Share of exceptional losses of associates	8.4	2.1	7.6
Headline PBIT	669.1	622.0	1,680.6

Finance income	38.1	43.0	94.7
Finance costs	(111.5)	(133.4)	(262.7)
	(73.4)	(90.4)	(168.0)

Interest cover on headline PBIT	9.1 times	6.9 times	10.0 times
Calculation of headline EBITDA:
£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Headline PBIT (as above)	669.1	622.0	1,680.6
Depreciation of property, plant and equipment	97.5	95.8	197.3
Amortisation of other intangible assets	15.4	15.1	31.6
Headline EBITDA	782.0	732.9	1,909.5

Net sales margin before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2015	Margin	Six months ended 30 June 2014	Margin	Year ended 31 December 2014
Net sales		5,040.7		4,791.7		10,064.8
Headline PBIT	13.3%	669.1	13.0%	622.0	16.7%	1,680.6
Share of results of associates (excluding exceptional gains/losses)		24.4		30.8		69.5
Headline PBIT excluding share of results of associates	12.8%	644.7	12.3%	591.2	16.0%	1,611.1

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT and headline earnings for the six months ended 30 June 2015:

£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Profit before taxation	709.7	491.1	1,451.9
Amortisation and impairment of acquired intangible assets	66.7	74.0	147.5
Goodwill impairment	-	-	16.9
Gains on disposal of investments and subsidiaries	(91.9)	(17.1)	(186.3)
Gains on remeasurement of equity interest on acquisition of controlling interest	(140.2)	(5.9)	(9.2)
Investment write-downs	-	-	7.3
Restructuring costs	21.2	9.1	127.6
Share of exceptional losses of associates	8.4	2.1	7.6
Revaluation of financial instruments	21.8	(21.7)	(50.7)
Headline PBT	595.7	531.6	1,512.6
Headline tax charge (note 7)	(119.1)	(106.2)	(302.5)
Non-controlling interests	(34.9)	(31.4)	(74.3)
Headline earnings	441.7	394.0	1,135.8
Ordinary dividends[1]	211.1	150.5	460.0
Dividend cover on headline earnings	2.1 times	2.6 times	2.5 times
Reconciliation of free cash flow for the six months ended 30 June 2015:
£ million	Six months ended 30 June 2015	Six months ended 30 June 2014	Year ended 31 December 2014
Cash generated by operations	12.6	207.4	2,108.8
Plus:
Interest received	28.6	30.4	69.8
Investment income	3.0	4.4	11.9
Dividends received from associates	50.1	29.4	52.2
Share option proceeds	5.4	6.8	25.0
Proceeds on disposal of property, plant and equipment	11.2	1.1	5.9
Movements in working capital and provisions	772.2	539.6	(295.0)
Less:
Interest and similar charges paid	(110.0)	(155.2)	(249.1)
Purchase of property, plant and equipment	(73.1)	(80.1)	(177.9)
Purchase of other intangible assets (including capitalised computer software)	(17.0)	(15.3)	(36.5)
Corporation and overseas tax paid	(165.0)	(133.7)	(289.9)
Dividends paid to non-controlling interests in subsidiary undertakings	(25.7)	(21.7)	(57.7)
Free cash flow	492.3	413.1	1,167.5

1 For the six months ended 30 June 2015, ordinary dividends represent an estimate of the 2015 interim dividend expected to be paid to share owners in November 2015, based on the number of shares in issue at 30 June 2015. The corresponding figure for the six months ended 30 June 2014 represents the 2014 interim dividend paid in November 2014.

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Going concern and risk management policies

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2015, the Group has access to £6.0 billion of committed facilities with maturity dates spread over the years 2016 to 2043 as illustrated below:

£ million		Maturity by year
		2016	2017	2018	2019+
US bond $500m (5.625% ’43)	318.0				318.0
US bond $300m (5.125% ’42)	190.8				190.8
Eurobonds €600m (1.625% ’30)	425.5				425.5
Eurobonds €750m (2.25% ’26)	531.9				531.9
US bond $750m (3.75% ’24)	476.9				476.9
Eurobonds €750m (3.0% ’23)	531.9				531.9
US bond $500m (3.625% ’22)	318.0				318.0
US bond $812m (4.75% ’21)	516.6				516.6
£ bonds £200m (6.375% ’20)	200.0				200.0
Bank revolver ($2,500m)	1,589.8				1,589.8
Eurobonds €252m (0.43% ’18)	178.7			178.7
£ bonds £400m (6.0% ’17)	400.0		400.0
Eurobonds €498m (6.625% ’16)	353.3	353.3
Total committed facilities available	6,031.4	353.3	400.0	178.7	5,099.4
Drawn down facilities at 30 June 2015	4,639.3	353.3	400.0	178.7	3,707.3
Undrawn committed credit facilities	1,392.1
Drawn down facilities at 30 June 2015	4,639.3
Net cash at 30 June 2015	(1,187.3)
Other adjustments	(69.3)
Net debt at 30 June 2015	3,382.7

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2014 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
30 June 2015
Derivatives in designated hedge relationships
Derivative assets	-	29.8	-
Derivative liabilities	-	(3.2)	-
Held for trading
Derivative assets	-	1.2	-
Derivative liabilities	-	(0.8)	-
Payments due to vendors (earnout agreements) (note 16)	-	-	(424.6)
Liabilities in respect of put options	-	-	(206.8)
Available for sale
Other investments	362.5	-	558.4

Reconciliation of level 3 fair value measurements1:

£ million	Liabilities in respect of put options	Other investments
1 January 2015	(184.9)	534.4
Losses recognised in the income statement	(5.8)	-
Losses recognised in other comprehensive income	-	(5.1)
Exchange adjustments	16.4	(16.1)
Additions	(34.2)	49.0
Disposals	-	(3.8)
Settlements	1.7	-
30 June 2015	(206.8)	558.4

1 Payments due to vendors (earnout agreements) are reconciled in note 16.

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IAS 39. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 30 June 2015, the weighted average growth rate in estimating future financial performance was 20.1%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 30 June 2015 was 1.8%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £8.7 million and £13.1 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £8.6 million and £8.9 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 5), while a decrease would result in a gain.

Other investments

Other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate. The sensitivity to changes in unobservable inputs is specific to each individual investment.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the second half of 2015 and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2014. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 173 to 177 of the published 2014 Annual Report and Accounts. Pages 5 to 7 of the Group’s Form 20-F for the year ended 31 December 2014 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

■

The Group competes for clients in a highly competitive industry and client loss may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

■

The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of some of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data Security

■

The Group is subject to strict data protection and privacy legislation in the jurisdictions in which it operates and relies extensively on information technology systems. The Group stores, transmits and relies on critical and sensitive data such as strategic plans, personally identifiable information and trade secrets. Security of this type of data is exposed to escalating external threats that are increasing in sophistication as well as internal data breaches.

Existing and proposed data protection laws, in particular in the EU and the US, concerning user privacy, use of personal information and online tracking may restrict some of the Group’s activities and increase costs.

The Group is carrying out an IT transformation project and will rely on third parties for the performance of a significant portion of its worldwide information technology and operations functions. A failure to provide these functions could have an adverse effect on our business.

Economic

■	The Group’s businesses are subject to economic cycles. Many of the economies in which the Group operates currently have significant economic challenges.

Financial

■	Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.

■	The interest rates and fees payable by the Group in respect of certain of its borrowings are, in part, influenced by the credit ratings issued by the international debt rating agencies.

■	The Group is subject to credit risk through the default of a client or other counterparty.

Notes to the unaudited condensed consolidated interim financial statements (continued)

22.	Principal risks and uncertainties (continued)

Mergers & Acquisitions

■	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.

■	Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

■

The Group operates on a largely decentralised basis with approximately 16 operating entities in 112 countries and is exposed to the risks of doing business globally and of maintaining reliable and uniform control procedures.

People

■

The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles at both the Company and Group level.

Regulatory/Legal

■	The Group may be subject to regulations restricting its activities or effecting changes in taxation.

■	The Group is subject to strict anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.

■	The Group is subject to the laws of the US, the EU and other jurisdictions that impose sanctions and regulate the supply of services to certain countries.

■

Civil liabilities or judgements against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

Responsibility statement

We confirm that to the best of our knowledge:

a)	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;
b)

the interim management report and note 22 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)	the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 26 August 2015.

P W G Richardson

Group finance director

Independent review report to WPP plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2015 which comprises the condensed consolidated interim income statement, statement of comprehensive income, cash flow statement, balance sheet, statement of changes in equity and related notes 1 to 21. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union and issued by the International Accounting Standards Board. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union and issued by the International Accounting Standards Board.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2015 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, UK

26 August 2015

Appendix 2: Interim results for the six months ended 30 June 2015 in reportable US Dollars[1]	46

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2015

$ million	Six months ended 30 June 2015	Six months ended 30 June 2014	+/(-)%	Year ended 31 December 2014
Billings	35,315.4	36,850.9	(4.2)	75,943.6

Revenue	8,900.8	9,135.0	(2.6)	18,956.0
Direct costs	(1,217.8)	(1,132.2)	(7.6)	(2,407.0)
Net sales	7,683.0	8,002.8	(4.0)	16,549.0
Operating costs	(6,476.0)	(7,111.7)	8.9	(14,097.4)
Operating profit	1,207.0	891.1	35.5	2,451.6
Share of results of associates	24.3	48.0	(49.4)	101.8
Profit before interest and taxation	1,231.3	939.1	31.1	2,553.4
Finance income	57.2	71.7	(20.2)	154.0
Finance costs	(168.8)	(222.3)	24.1	(430.9)
Revaluation of financial instruments	(34.0)	36.8	-	82.1
Profit before taxation	1,085.7	825.3	31.6	2,358.6
Taxation	(166.3)	(159.2)	(4.5)	(487.2)
Profit for the period	919.4	666.1	38.0	1,871.4

Attributable to:
Equity holders of the parent	866.0	613.7	41.1	1,749.4
Non-controlling interests	53.4	52.4	(1.9)	122.0
	919.4	666.1	38.0	1,871.4

Headline PBIT	1,021.5	1,042.8	(2.0)	2,739.8
Net sales margin	13.3%	13.0%	0.3 [2]	16.6%
Headline PBT	909.9	892.2	2.0	2,462.9

Reported earnings per share[3]
Basic earnings per ordinary share	66.9 ¢	46.5 ¢	43.9	133.8 ¢
Diluted earnings per ordinary share	65.8 ¢	45.5 ¢	44.6	130.8 ¢

Headline earnings per share[3]
Basic earnings per ordinary share	52.1 ¢	50.2 ¢	3.8	141.5 ¢
Diluted earnings per ordinary share	51.2 ¢	49.0 ¢	4.5	138.3 ¢

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.5239 to the pound for the period ended 30 June 2015 (period ended 30 June 2014: US$1.6689; year ended 31 December 2014: US$1.6475).

2 Margin points.

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Interim results for the six months ended 30 June 2015 in reportable Euro[1]	47

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2015

€ million	Six months ended 30 June 2015	Six months ended 30 June 2014	+/(-)%	Year ended 31 December 2014
Billings	31,679.3	26,871.7	17.9	57,366.4

Revenue	7,989.6	6,663.1	19.9	14,323.0
Direct costs	(1,094.2)	(825.9)	(32.5)	(1,820.8)
Net sales	6,895.4	5,837.2	18.1	12,502.2
Operating costs	(5,804.9)	(5,187.6)	(11.9)	(10,616.9)
Operating profit	1,090.5	649.6	67.9	1,885.3
Share of results of associates	21.8	35.1	(37.9)	77.2
Profit before interest and taxation	1,112.3	684.7	62.5	1,962.5
Finance income	51.6	52.4	(1.5)	117.9
Finance costs	(151.7)	(162.1)	6.4	(325.7)
Revaluation of financial instruments	(30.3)	27.0	-	63.8
Profit before taxation	981.9	602.0	63.1	1,818.5
Taxation	(149.2)	(116.5)	(28.1)	(376.7)
Profit for the period	832.7	485.5	71.5	1,441.8

Attributable to:
Equity holders of the parent	784.8	447.2	75.5	1,349.3
Non-controlling interests	47.9	38.3	(25.1)	92.5
	832.7	485.5	71.5	1,441.8

Headline PBIT	922.3	760.1	21.3	2,099.8
Net sales margin	13.4%	13.0%	0.4 [2]	16.8%
Headline PBT	822.2	650.4	26.4	1,892.0

Reported earnings per share[3]
Basic earnings per ordinary share	60.6 ¢	33.9 ¢	78.8	103.2 ¢
Diluted earnings per ordinary share	59.6 ¢	33.1 ¢	80.1	100.9 ¢

Headline earnings per share[3]
Basic earnings per ordinary share	47.2 ¢	36.5 ¢	29.3	108.6 ¢
Diluted earnings per ordinary share	46.4 ¢	35.7 ¢	30.0	106.2 ¢

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.3659 to the pound for the period ended 30 June 2015 (period ended 30 June 2014: €1.2176; year ended 31 December 2014: €1.2410).

2 Margin points.

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 4: Interim results for the six months ended 30 June 2015 in reportable Japanese Yen[1]	48

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2015

¥ billion	Six months ended 30 June 2015	Six months ended 30 June 2014	+/(-)%	Year ended 31 December 2014
Billings	4,251.0	3,772.6	12.7	8,065.8

Revenue	1,071.6	935.1	14.6	2,013.9
Direct costs	(146.7)	(115.8)	(26.7)	(256.0)
Net sales	924.9	819.3	12.9	1,757.9
Operating costs	(778.2)	(728.2)	(6.9)	(1,490.4)
Operating profit	146.7	91.1	61.0	267.5
Share of results of associates	2.9	4.9	(40.8)	10.8
Profit before interest and taxation	149.6	96.0	55.8	278.3
Finance income	6.8	7.4	(8.1)	16.8
Finance costs	(20.2)	(22.9)	11.8	(46.0)
Revaluation of financial instruments	(4.2)	3.7	-	9.2
Profit before taxation	132.0	84.2	56.8	258.3
Taxation	(20.2)	(16.3)	(23.9)	(53.6)
Profit for the period	111.8	67.9	64.7	204.7

Attributable to:
Equity holders of the parent	105.3	62.5	68.5	191.7
Non-controlling interests	6.5	5.4	(20.4)	13.0
	111.8	67.9	64.7	204.7

Headline PBIT	123.6	106.5	16.1	297.2
Net sales margin	13.4%	13.0%	0.4 [2]	16.9%
Headline PBT	110.2	91.0	21.1	268.0

Reported earnings per share[3]
Basic earnings per ordinary share	81.3	¥47.4	¥71.5	146.6 ¥
Diluted earnings per ordinary share	79.9	¥46.3	¥72.6	143.3 ¥

Headline earnings per share[3]
Basic earnings per ordinary share	63.1	¥51.2	¥23.2	153.8 ¥
Diluted earnings per ordinary share	62.0	¥50.0	¥24.0	150.4 ¥

1 The unaudited consolidated income statement above is presented in reportable Japanese Yen for information purposes only and has been prepared assuming the Japanese Yen is the reporting currency of the Group, whereby local currency results are translated into Japanese Yen at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of ¥183.3327 to the pound for the period ended 30 June 2015 (period ended 30 June 2014: ¥170.9414; year ended 31 December 2014: ¥174.1569).

2 Margin points.

3 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation	49

Average net debt

Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2015 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement which excludes any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non-cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Net sales/Net sales margin

Net sales are revenue less direct costs. Net sales margin is calculated as headline PBIT (defined below) as a percentage of net sales. The Group has previously used the terms gross margin and gross profit to refer to net sales.

Headline earnings

Headline PBT less headline tax charge and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, Group restructuring costs, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments, and gains/losses on remeasurement of equity interest on acquisition of controlling interest.

Headline tax charge

Taxation excluding tax charge/deferred tax relating to gains on disposal of investments and subsidiaries, net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items and tax credit/deferred tax relating to restructuring costs.

Operating margin

Headline operating profit as a percentage of net sales.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.